Exhibit 99.1

Sphere 3D Merger Target Gryphon, Launches First Batch of its 7,200
S19j Miners

-First machines have been installed and are officially mining bitcoin-

TORONTO, ONTARIO, September 16, 2021 - Sphere 3D Corp. (Nasdaq: ANY) ("Sphere 3D" or the "Company"), a company delivering containerization, virtualization, and data management solutions announced today that Gryphon Digital Mining, which has entered into an Agreement and Plan of Merger with the Company, has received the first batch of its 7,200 S19j Pro Antminers (the "Miners") and they are installed and now mining bitcoin. This is transformational for Gryphon as it transitions from an aspirational bitcoin miner to a producer of Bitcoin.

Gryphon will continue to receive batches of 600 miners on a monthly basis, until the total of 7,200 miners purchased have been received. The miners are expected to provide Gryphon with approximately 720 PH/s of hashing power, which places it among the top 15 global miners according to Cointelegraph1. This fleet of high-efficiency miners will be part of one of the only cryptocurrency mining operations with a 100% renewable energy supply.

"Congratulations to the team at Gryphon for its transition from the planning stage to the mining of Bitcoin. Hearing about the first actual Bitcoin being mined was very exciting. At the same time, the seamlessness exhibited by the team to operationalize the new miners is very encouraging for us as we await the first deliveries this year from the 60,000 miners we have ordered." Said Peter Tassiopoulos, CEO of Sphere 3D.

Rob Chang, CEO of Gryphon Digital Mining stated, "The deployment of these state-of-the-art machines marks a transformational event for Gryphon as we join the ranks of global active bitcoin miners. Seeing the machines at work, plugged into an 100% renewable energy supply, is the first of many demonstrations which prove our long-term commitment to the digital asset mining sector in a responsible manner."

1 US-based Bitcoin miner Gryphon buys 7,200 rigs from Bitmain (cointelegraph.com)

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) has a portfolio of brands, including HVE ConneXions, Unified ConneXions and SnapServer®, dedicated to helping customers achieve their IT goals. In addition, Sphere 3D has entered into an Agreement and Plan of Merger with Gryphon Digital Mining. For more information on Sphere 3D, please visit www.sphere3d.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Any statements in this press release that are not statements of historical fact constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements regarding the proposed merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed merger, the expected ownership of the combined company and the ability of the combined company to raise additional capital to complete its purchase of the Hertford assigned equipment contracts and the Gryphon business and opportunities relating to or resulting from the merger), and statements regarding the nature, potential approval and commercial success of Gryphon and its product line and the miners provided by Hertford, risks related to Gryphon's ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; the ability of Gryphon to report accurate audited financials, the ability to install and integrate the miners provided by Hertford, the effects of having shares of capital stock traded on the Nasdaq Capital Market, Gryphon's management team's ability to execute the post-merger operations, Gryphon's and the post-merger combined company's financial resources and cash expenditures. Forward-looking statements are usually identified by the use of words such as "believes," "anticipates," "expects," "intends," "plans," "ideal," "may," "potential," "will," "could" and similar expressions. Actual results may differ materially from those indicated by forward-looking statements as a result of various important factors and risks. These factors, risks and uncertainties include, but are not limited to: risks relating to the completion of the purchase of the miners from Hertford, including to raise additional capital to finance the ongoing operations of the business and the need for stockholder approval in connection with the issuance of Common Shares; risks relating to the completion of the Gryphon merger, including the need for stockholder approval and the satisfaction of closing conditions; risks related to Sphere 3D' ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; the cash balances of the combined company following the closing of the merger; the ability of Sphere 3D to remain listed on the Nasdaq Capital Market; the risk that as a result of adjustments to the exchange ratio, Sphere 3D shareholders, Gryphon stockholders or Hertford stockholder could own more or less of the combined company than is currently anticipated. In addition, the forward-looking statements included in this press release represent Sphere 3D, Gryphon's and Hertford's views as of the date hereof. Sphere 3D, Gryphon and Hertford anticipate that subsequent events and developments will cause their respective views to change. However, while Sphere 3D, Gryphon and Hertford may elect to update these forward-looking statements at some point in the future, Sphere 3D, Gryphon and Hertford specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Sphere 3D's, Gryphon's or Hertford's views as of any date subsequent to the date hereof.

Investor Contact

Kurt Kalbfleisch

+1-858-495-4211

investor.relations@sphere3d.com